[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


May 12, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:      Jackson National Separate Account IV
         File Nos.: 333-36506 and 811-09933

         FORM RW

Dear Sir/Madam:

On May 8, 2000, we filed an initial registration statement on Form S-6 (Accession No. 0000933691-00-000094). The registration statement never became effective, and we sold no securities in connection with the offering. Also, we no longer contemplate offering the securities this registration statement concerns. We therefore respectfully request withdrawal of the registration statement pursuant to Rule 477 under the Securities Act of 1933.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable universal life contracts of the company.

If you have any questions or comments, please call me at 517-367-3835.

Respectfully,

/s/ Anthony L. Dowling

Anthony L. Dowling
Senior Attorney